Exhibit 99.2

TITAN INTERNATIONAL, INC.

Offer to Increase Conversion Rate
Upon Conversion of
Any and All of its Outstanding
5.25% Senior Convertible Notes due 2009
(CUSIP No. 88830MAA0)
into Shares of Common Stock
Dated January   , 2007

This Conversion Offer will expire at 5:00 p.m., New York City time, on     , February   , 2007, unless extended or earlier terminated (such date, as the same may be extended or earlier terminated, the “Expiration Date”). Holders of Convertible Notes (as defined below) must surrender their Convertible Notes for Conversion on or prior to the Expiration Date to receive the Conversion Consideration (as defined below)

January   , 2007

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

Enclosed for your consideration is a Conversion Offer Prospectus, dated January   , 2007 (as the same may be amended or supplemented from time to time, the “Conversion Offer Prospectus”), and a Letter of Transmittal (the “Letter of Transmittal” and, together with the Conversion Offer Prospectus, the “Conversion Offer Documents”), relating to the offer (the “Conversion Offer”) by Titan International, Inc., an Illinois corporation (the “Company”), to increase the conversion rate upon the conversion of any and all of its outstanding 5.25% Senior Convertible Notes due 2009 (the “Convertible Notes”), into shares of its common stock, no par value (the “Common Stock”).

The consideration offered for the Convertible Notes converted pursuant to the Conversion Offer shall be an increase in the conversion rate currently in effect. The Convertible Notes are currently convertible at a conversion rate of 74.0741 shares of common stock per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $13.50 per share. Holders that validly surrender their Convertible Notes for conversion will receive a conversion rate of 81.0 shares of Common Stock per $1,000 principal amount of notes, subject to adjustment, which is equivalent to a conversion price of approximately $12.35 per share (the “Conversion Consideration”). The Company is not required to issue fractional shares of Common Stock upon conversion of the Convertible Notes. Instead, the Company will pay a cash adjustment for such fractional shares based upon the closing price of the Common Stock on the business day preceding the settlement date. The “Settlement Date” in respect of any Convertible Notes that are validly surrendered for conversion is expected to be promptly following the Expiration Date. Holders surrendering their Convertible Notes for conversion after 5:00 p.m., New York City time, on the Expiration Date will not be eligible to receive the Conversion Consideration.

Notwithstanding any other provision of the Conversion Offer, the Company’s obligations to accept for conversion and to pay the related Conversion Consideration are subject to, and conditioned upon, the satisfaction of the general conditions described in the section of the Conversion Offer Prospectus entitled “The Conversion Offer — Conditions to the Conversion Offer — General Conditions.”

The Company reserves the right, in its sole discretion, to waive any one or more of the conditions to the Conversion Offer at any time as set forth in the Conversion Offer Prospectus under the caption “The Conversion Offer — Conditions to the Conversion Offer.”

For your information and for forwarding to your clients for whom you hold Convertible Notes registered in your name or in the name of your nominee (or, for notes registered in the name of The Depository Trust Company (“DTC”), Convertible Notes that are credited to your account or the account of your nominee), we are enclosing the following documents:

1. Copies of the Conversion Offer Prospectus, dated January   , 2007;

2. Letters of Transmittal for your use and for the information of your clients;

3. A Form W-9 (with instructions) providing information relating to backup U.S. Federal income tax withholding; and

4. Copies of a printed form of letter which may be sent to your clients for whose accounts you hold Convertible Notes registered in your name or in the name of your nominee (or credited to your account or the account of your nominee at DTC), with space provided for obtaining such clients’ instructions with regard to the Conversion Offer.

DTC participants will be able to surrender Convertible Notes for conversion through DTC’s Automated Tender Offer Program.

WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE IN ORDER TO OBTAIN THEIR INSTRUCTIONS.

The Company will not pay any fees or commission to any broker or dealer or other person (other than the Dealer Manager) for soliciting conversion of Convertible Notes pursuant to the Conversion Offer. You will be reimbursed for customary mailing and handling expenses incurred by you in forwarding the enclosed materials to your clients.

Any inquiries you may have with respect to the Conversion Offer should be addressed to Merrill Lynch, Pierce, Fenner & Smith Incorporated, the Dealer Manager for the Conversion Offer, at either of the telephone numbers set forth below. Additional copies of the enclosed material or any of the Conversion Offer Documents may be obtained from Global Bondholder Services Corporation, the Information Agent, at the address set forth on the back cover of the Conversion Offer Prospectus.

Very truly yours,

MERRILL LYNCH, PIERCE, FENNER & SMITH
  INCORPORATED
(212) 449-4914 or
(888) 654-8637 (toll free)

NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU THE AGENT OF THE COMPANY, THE DEALER MANAGER, THE INFORMATION AGENT OR THE CONVERSION AGENT, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE CONVERSION OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.

The Conversion Offer is not being made to (nor will Convertible Notes surrendered for conversion be accepted from or on behalf of) Holders in any jurisdiction in which the making or acceptance of the Conversion Offer would not be in compliance with the laws of such jurisdiction.

IMPORTANT:  The Letter of Transmittal (or a facsimile thereof), together with any Convertible Notes surrendered for conversion and all other required documents, must be received by the Conversion Agent at or prior to 5:00 p.m., New York City time, on the Expiration Date in order for Holders to receive the Conversion Consideration.

Alternatively, DTC participants may, in lieu of physically completing and signing the Letter of Transmittal and delivering it to the Conversion Agent, electronically accept the Conversion Offer and surrender the Convertible Notes for conversion through DTC’s Automated Tender Offer Program (“ATOP”) as set forth under “The Conversion Offer — Procedures for Surrendering Convertible Notes for Conversion” in the Conversion Offer Prospectus. Holders surrendering their Convertible Notes for conversion by book-entry transfer to the Conversion Agent’s account at DTC can execute the surrender through ATOP, for which the transaction will be eligible. DTC participants that are accepting the Conversion Offer must transmit their acceptance to DTC which will verify the acceptance and execute a book-entry delivery to the Conversion Agent’s account at DTC. DTC will then send an Agent’s Message to the Conversion Agent for its acceptance. Delivery of the Agent’s Message by DTC will satisfy the terms of the Conversion Offer as to execution and delivery of a Letter of Transmittal by the participant identified in the Agent’s Message.

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